                                                                      EXHIBIT 12

                    CASE CREDIT CORPORATION AND SUBSIDIARIES

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                             (DOLLARS IN MILLIONS)


                                                             YEARS ENDED DECEMBER 31,
                                                         --------------------------------
                                                          1998  1997   1996   1995   1994
                                                         -----  ----   ----   ----   ----
Net Income..........................................      $ 85  $ 82   $ 85   $ 94   $ 81
Add:
  Interest expense..................................       143    98     72     42     88
  Amortization of capitalized debt expense..........         2     1      2      2      1
  Income tax expense and other taxes on income......        46    40     45     53     55
  Extraordinary loss................................        --    --      3     --      4
                                                          ----  ----   ----   ----   ----
    Earnings as defined.............................      $276  $221   $207   $191   $229
                                                          ====  ====   ====   ====   ====

Interest expense....................................      $143  $ 98   $ 72   $ 42   $ 88
Amortization of capitalized debt
 expense............................................         2     1      2      2      1
                                                          ----  ----   ----   ----   ----
    Fixed charges as defined........................      $145  $ 99   $ 74   $ 44   $ 89
                                                          ====  ====   ====   ====   ====
Ratio of earnings to fixed charges..................      1.90x 2.23x  2.80x  4.34x  2.57x
                                                          ====  ====   ====   ====   ====